FIRST MAJESTIC SILVER CORP.
Suite 1800 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

New York - AG	October 17, 2017
Toronto – FR
Frankfurt – FMV
Mexico - AG

First Majestic Produces 4.0M Silver Eqv. Oz in Third Quarter

First Majestic Silver Corp. ("First Majestic" or the "Company") announces total production in the third quarter of 2017 from its six operating silver mines reached 4.0 million equivalent ounces of silver. Total production consisted of 2.4 million ounces of silver, 15,414 ounces of gold, 5.2 million pounds of lead and 0.9 million pounds of zinc.
“Consolidated production in the third quarter returned to higher levels compared to the prior quarter,” said Keith Neumeyer, President & CEO. “At La Encantada, improvements in throughput and silver grades allowed for a 62% increase in silver production. At Santa Elena and San Martin, total production at each operation beat guidance due to continued strong grades and higher recoveries. At La Parrilla, oxide production improved due to higher grade ore being sourced from the San Marcos mine. Lastly, as a safety precaution following two major earthquakes that struck near the La Guitarra mine in September, we temporarily suspended production for a total of eight days to allow for a full inspection of the operation. The inspection revealed no significant risks or damages allowing for the restart of production.”

Production Details Table:

	Q3 2017	Q3 2016	Y/Y Change	Q2 2017	Q/Q Change
Ore processed / tonnes milled	730,652	838,233	(13%)	691,833	6%
Total production - ounces of silver equivalent	3,986,274	4,524,619	(12%)	3,888,944	3%
Total silver ounces produced	2,415,962	3,114,627	(22%)	2,287,188	6%
Silver grade (g/t)	131	150	(12%)	130	(5%)
Silver recovery (%)	78	77	2%	79	(1%)
Gold ounces produced	15,414	14,452	7%	15,186	2%
Pounds of lead produced	5,171,533	8,038,206	(36%)	7,625,328	(32%)
Pounds of zinc produced	922,666	1,519,143	(39%)	860,939	7%

Quarterly Operational Review:

Total ore processed during the quarter at the Company's six operating silver mines: Santa Elena, La Encantada, La Parrilla, Del Toro, San Martin and La Guitarra, amounted to 730,652 tonnes representing a 6% increase compared to the previous quarter. The most significant improvement occurred at the La Encantada operation which recorded a 43% increase in mill throughput as production rates returned to normal levels following the 42 day work stoppage in the prior quarter.

Consolidated silver grades in the quarter averaged 131 g/t compared to 130 g/t in the previous quarter. Higher silver grades were mined and processed at La Encantada and San Martin, however, consolidated silver grades were offset by lower grades at Del Toro. Silver grades at Santa Elena, La Parrilla and La Guitarra remained relatively consistent with the prior quarter.

Consolidated silver recoveries averaged 78%, relatively consistent with the previous quarter. During the quarter, the Company began testing microbubble flotation technology at its Central Lab at La Parrilla. Ore samples from La Guitarra were shipped to site and tested in a six-inch diameter microbubble column. Preliminary results show metallurgical recoveries improved by up to 4% in addition to producing higher concentrate grades. Ore samples from La Parrilla, Del Toro and San Martin are expected to start pilot testing in the fourth quarter of 2017. Pending successful results, the Company will begin installing full scale microbubble columns at each of the four mines in 2018.

The Company's underground development in the third quarter consisted of 14,931 metres, reflecting a 1% decrease compared to 15,121 metres completed in the previous quarter. Development focused on opening new production areas, exploring high potential zones and new stope preparation. The most significant increase in underground development occurred at La Encantada in areas of the mine known to have higher grades, most notably the San Javier and 990 areas, and the San Francisco dyke.

During the quarter, a total of 19 diamond drill rigs were active across the Company’s properties consisting of 16 rigs at the six producing mines and three rigs at the Plomosas Silver Project. A total of 48,638 metres in 302 drill holes were completed on the seven properties, representing a 67% increase in drilled metres in the previous quarter. The most significant increases in drilled metres was at Santa Elena, La Guitarra, La Parrilla and La Encantada to catch up with annual program targets. Additional details are stated in their respective mine sections below.

Mine by Mine Quarterly Production Table:

Mine	Ore Processed	Tonnes per Day	Silver Grade (g/t)	Silver Recovery %	Silver Oz Produced	Gold Oz Produced	Pounds of Lead	Pounds of Zinc	Equivalent Silver Ounces
Santa Elena	232,662	2,529	83	90%	560,054	12,422	—	—	1,503,376
La Encantada	212,092	2,305	136	66%	609,138	15	—	—	610,307
La Parrilla	132,389	1,439	132	76%	424,358	279	1,476,346	922,666	612,116
Del Toro	501	658	149	81%	233,015	86	395,186	—	472,804
San Martin	69,113	751	243	87%	471,893	1,750	—	—	604,686
La Guitarra	23,896	260	187	82%	117,504	862	—	—	182,986
Total	670,652	7,942	131	78%	2,415,962	15,414	1,871,533	922,666	3,986,274

*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*The following prices were used in the calculation of silver equivalent ounces: Silver: $16.84 per ounce; Gold: $1,279 per ounce; Lead: $1.06 per pound; Zinc $1.34 per pound.

At the Santa Elena Silver/Gold Mine:

•
During the quarter, Santa Elena produced 560,054 ounces of silver and 12,422 ounces of gold for a total production of 1,503,376 silver equivalent ounces reflecting a 7% increase compared to the prior quarter.

•	The mill processed a total of 232,662 tonnes, consisting of 141,435 tonnes of underground ore and 91,227 tonnes from the above ground heap leach pad.

•	Silver and gold grades of underground ore averaged 112 g/t and 2.4 g/t, respectively. Whereas silver and gold grades from the above ground heap leach pad averaged 39 g/t and 0.7 g/t, respectively.

•	A total of 2,724 metres of underground development was completed in the third quarter compared to 2,613 metres of development in the previous quarter.

•
A total of 7,406 metres of exploration drilling was completed in the third quarter, consisting of 6,673 metres of diamond drilling and 733 metres of rotary drilling. This represents a significant 184% increase compared to the previous quarter. The increase was primary related to the start of a new drill program at the Cumobabi property as well as confirmation drilling of the heap leach pad.

At the La Encantada Silver Mine:

•
For the quarter, silver production reached 609,138 ounces representing a 62% increase over the previous quarter. The increase in silver production was due to a 43% increase in tonnes milled and a 13% increase in silver grade compared to the prior quarter.

•	Silver recoveries averaged 66% during the quarter, consistent with the prior quarter, primarily due to the processing of ore with a 1% or less manganese content.

•
The roasting project advanced in the third quarter with approximately 93% of the major components now manufactured. During the quarter, detailed design for the ore and reagents feeding systems as well as the roasted ore discharge system and coal storage were completed. Site preparations, including excavations and pouring of concrete pads for foundations were approximately 90% complete at quarter end. The shipment of component modules to site is expected to start in late October.

•
Development and reinforcement for caving in the San Javier area was completed during the third quarter. Vertical raises are planned to be completed in the fourth quarter followed by initial production in the first quarter of 2018. The San Javier area is known to contain silver grades ranging between 150 to 200 g/t.

•
A total of 1,173 metres of underground development were completed in the third quarter compared to 562 metres of development in the previous quarter. The 99% increase in development was primarily related to stope development in San Francisco dyke, San Javier and 990 areas which are known to contain higher silver grades.

•	A total of 6,793 metres of exploration drilling was completed in the third quarter compared to 2,899 metres of drilling in the previous quarter.

At the La Parrilla Silver Mine:

•
During the quarter, the flotation circuit processed 69,200 tonnes (752 tpd) with an average silver grade of 122 g/t and a 79% recovery while the cyanidation circuit processed 63,189 tonnes (687 tpd) with an average silver grade of 142 g/t and a 73% recovery for total production of 612,116 silver equivalent ounces.

•	The lead circuit processed an average lead grade of 1.3% with recoveries of 73% for total lead production of 1.5 million pounds, representing a 10% decrease compared to the previous quarter.

•	The zinc circuit processed an average zinc grade of 1.2% with recoveries of 50% for total zinc production of 0.9 million pounds, representing a 7% increase compared to the previous quarter.

•	Underground development completed in the quarter totaled 3,186 metres compared to 3,233 metres developed in the previous quarter.

•
A total of 9,138 metres of exploration drilling was completed in the third quarter compared to 6,368 metres of drilling in the previous quarter. During the third quarter, drilling commenced at the Cerro de Santiago epithermal-style target located east of the San Marcos mine.

At the Del Toro Silver Mine:

•
During the quarter, Del Toro produced a total of 472,804 silver equivalent ounces reflecting a 34% decrease compared to the prior quarter primarily due to a 26% decrease in throughput. The decrease in throughput was related to delays for land access around the Dolores mine and a lack of available stopes in the San Juan and Perseverancia mines.

•	Silver grades and recoveries during the quarter averaged 149 g/t and 80%, respectively.

•	Lead grades and recoveries averaged 4.0% and 69%, respectively, producing a total of 3.7 million pounds of lead representing a 38% decrease compared to the previous quarter.

•	Underground development completed in the quarter totaled 2,989 metres compared to 3,222 metres developed in the previous quarter.

•	Total exploration metres drilled in the quarter amounted to 6,673 metres compared to 4,078 metres of drilling in the previous quarter.

At the San Martin Silver Mine:

•
During the quarter, San Martin produced 471,893 ounces of silver and 1,750 ounces of gold for a total production of 604,686 silver equivalent ounces, reflecting a 5% increase compared to the prior quarter. The increase in production was attributed to higher tonnage, recoveries and silver grades.

•	Silver grades and recoveries averaged 243 g/t and 87%, respectively, during the quarter. In addition, gold grades and recoveries averaged 0.8 g/t and 93%, respectively.

•	Underground development completed in the quarter totaled 2,781 metres compared with 3,224 metres of development in the previous quarter.

•	Total exploration metres drilled in the quarter amounted to 7,763 metres compared to 7,352 metres of drilling in the previous quarter.

At the La Guitarra Silver Mine:

•
During the quarter, La Guitarra produced 117,504 ounces of silver and 862 ounces of gold for a total production of 182,986 silver equivalent ounces reflecting a 20% decrease compared to the prior quarter.

•	Silver grades and recoveries averaged 187 g/t and 82%, respectively, during the quarter. In addition, gold grades and recoveries averaged 1.4 g/t and 78%, respectively.

•
In September, two large earthquakes registering magnitudes of 8.2 and 7.1 struck the southern states of Mexico. The La Guitarra mine, located in the state of Mexico, was evacuated for a total of eight days for safety precautions. A full inspection of the underground mine, tailings dam and mill was immediately implemented to assess any potential damages. The Company found no evidence of significant damage to the mine, mill nor its facilities. Following the safety review, the operation successfully restarted mining activities on September 24, 2017.

•	A total of 1,976 metres of development were completed in the third quarter compared to 2,093 metres of development in the previous quarter.

•
Total exploration metres drilled in the quarter amounted to 6,345 metres compared to 3,092 metres drilled in the previous quarter. An additional surface rig was added to aggressively explore the Nazareno de Ancas area to the west and at depth.

Management Update
The Company is pleased to announce that, effective November 1, 2017, Todd Anthony will be appointed as Vice-President, Corporate Development. Mr. Anthony, who previously held the position of Vice-President of Investor Relations, has over 11 years of experience within the investment community and financial markets. Prior to joining First Majestic in May 2010, he served in various capacities at U.S. Global Investors, a boutique investment management firm with a longstanding history of expertise in precious metals and natural resources. He graduated with a bachelor’s degree in business administration from Stephen F. Austin State University along with an MBA from Texas A&M University-Kingsville.

About the Company

First Majestic is a mining company focused on growing primary silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates six producing silver mines; the La Parrilla Silver Mine, the San Martin Silver Mine, the La Encantada Silver Mine, the La Guitarra Silver Mine, Del Toro Silver Mine and the Santa Elena Silver/Gold Mine. Production from these six mines is projected to be between 11.1 to 12.4 million ounces of pure silver or 16.6 to 18.5 million ounces of silver equivalents in 2017.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements
This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of First Majestic Silver Corp.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver and other metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of First Majestic Silver Corp. to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in First Majestic Silver Corp.'s Annual Information Form for the year ended December 31, 2016, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although First Majestic Silver Corp. has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  First Majestic Silver Corp. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.